Exhibit 11. COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2003	2002
Net Income	$603,783	$532,658

Average Shares Outstanding	1,802,618	1,719,067

Basic Earnings Per Share	$.33	$.31

Net Income	$603,783	$532,658

Average Shares Outstanding	1,802,618	1,719,067
Net Effect of Dilutive Stock Options	88,815	106,042

Adjusted Shares Outstanding	1,891,433	1,825,109

Diluted Earnings Per Share	$.32	$.29